Filed Pursuant to Rule 424(b)(3)

Registration No. 333-125338

SUPPLEMENT NO. 3, DATED JULY 3, 2006

TO THE PROSPECTUS DATED MAY 3, 2006

OF DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

We are providing this Supplement No. 3 to you in order to supplement our prospectus. This supplement must be read in conjunction with our prospectus dated May 3, 2006, as supplemented by our Supplement No. 1 dated May 12, 2006 and our Supplement No. 2 dated June 14, 2006.

DESCRIPTION OF PROPERTIES

The following information supplements the information contained in our Supplement No. 1 dated May 12, 2006 and should be read in conjunction with such information and the information in our prospectus, including the section “Risk Factors.”

Joint Venture and Property Acquisition

On June 28, 2006, a joint venture (the “Joint Venture”) entered into by and between a wholly-owned subsidiary of Dividend Capital Total Realty Trust Inc. and an affiliate of Westcore Properties AC, LLC (“Westcore”), acquired a fee interest in 3101-3151 Jay Street (“Jay Street Office Park”), an office property located in Santa Clara, California. The total acquisition cost of the property was approximately $35.8 million (consisting of a $34.7 million purchase price plus additional due diligence and other closing costs) and was paid for through a combination of (i) an equity contribution of approximately $12.0 million from us to the Joint Venture using net proceeds from our public offering, (ii) an equity contribution of approximately $0.3 million from Westcore to the Joint Venture and (iii) debt financing obtained by the Joint Venture. Jay Street Office Park consists of 142,552 net rentable square feet and is 100.0% occupied.

The debt financing described above consists of a loan agreement entered into by the Joint Venture with Wachovia Bank N.A. on June 27, 2006, which matures on July 11, 2016 (the “Loan Agreement”). Pursuant to the Loan Agreement, the Joint Venture received loan proceeds of approximately $23.5 million in the form of an interest only, promissory note at a 6.05% fixed interest rate secured by a deed of trust for the property. The note is non-recourse to the Joint Venture and may not be prepaid, in whole or in part, at any time prior to three years from the date of the Loan Agreement.

The Joint Venture was formed for the primary purpose of acquiring the Jay Street Office Park, although we may also pursue similar arrangements with Westcore in the future. Pursuant to the joint venture agreement, we and Westcore were required to make initial equity capital contributions equal to 97.5% and 2.5%, respectively, of the total acquisition cost of the property. Additional capital contributions require the unanimous written approval of both partners as to the amount and timing thereof. In addition, Westcore is eligible for potential profit participation upon the ultimate sale of the property. The Joint Venture has entered into a property management agreement with Wellcorp Properties, LLC (“Wellcorp”), a Delaware limited liability company and an affiliate of Westcore, to manage the property on a day-to-day basis, for which Wellcorp will receive customary market-based property management fees.

Jay Street Office Park was acquired by the Joint Venture pursuant to a purchase agreement entered into by and between Westcore and Jay Street, LLC, an unaffiliated third party. The total cost of this acquisition may increase by additional costs which have not yet been finally determined. Any additional costs are expected to be immaterial.

Pursuant to an advisory agreement between us and Dividend Capital Total Advisors LLC (the “Advisor”), upon closing we paid to the Advisor an acquisition fee in the amount of $676,650 (equal to 2% of our pro rata portion of the $34.7 million purchase price). Such amount is not included in the approximate $35.8 million total acquisition cost of the property described above. The Advisor will also receive an asset management fee consisting of: (i) a monthly fee equal to one twelfth of 0.5% of our pro rata portion of the aggregate cost (before non cash reserves and depreciation) of the property and (ii) a monthly fee equal to 8.0% of our pro rata portion of the aggregate monthly net operating income derived from the property.

INVESTMENTS IN REAL ESTATE RELATED SECURITIES

The following information shall be deemed part of a new section in our prospectus entitled “Investments in Real Estate Related Securities” and must be read in conjunction with the prospectus, including the section entitled “Risk Factors.”

Over the period from June 28, 2006 to June 30, 2006, we acquired a total of approximately $4.5 million in real estate related securities through purchases in the open market. These purchases consisted of preferred equity securities of various real estate operating companies and real estate investment trusts primarily in the retail, office, lodging and diversified real estate sectors. The total cost of these purchases was paid for using net proceeds from our public offering.